                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ---------

                                  FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                 For the fiscal year ended: December 31, 1997



                       Commission file number: 0-25066


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              OWOSSO CORPORATION
                              THE TRIAD BUILDING
                          2200 RENAISSANCE BOULEVARD
                                  SUITE 150
                          KING OF PRUSSIA, PA 19406

Owosso Corporation
401(k) Savings Plan

Financial Statements as of and for the Years Ended December 31, 1997 and 1996, Supplemental Schedules as of and for the Year Ended December 31, 1997 and Independent Auditors' Report

OWOSSO CORPORATION 401(k) SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                                                2-3

   Statements of Changes in Net Assets Available for Benefits                                                     4-5

   Notes to Financial Statements                                                                                 6-11

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes                                                      12

   Item 27d - Schedule of Reportable Transactions                                                                  13

Supplemental schedules not included herein are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
   Owosso Corporation 401(k) Savings Plan
King of Prussia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Owosso Corporation 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP

June 5, 1998

OWOSSO CORPORATION 401(k) SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------

                                                       Supplemental Information by Fund
                               ---------------------------------------------------------------------------

                                                          Compass
                                                          Capital
                                               PNC       Large Cap                  PNC          PNC
                                 Owosso     Investment     Value    Participant  Balanced      Moderate
                                  Stock      Contract     Equity       Loan       Profile      Profile
                                  Fund         Fund      Portfolio     Fund        Fund          Fund

Investments, at current value:
  Mutual funds                                            $ 965,779              $ 2,031,055  $ 1,974,342
  Common stock                    $102,848
  Participant loans                                                   $ 72,755
  Common/collective funds                   $ 1,611,480
                                  --------  -----------   ---------   --------   -----------  -----------
     Total investments             102,848    1,611,480     965,779     72,755     2,031,055    1,974,342
                                  --------  -----------   ---------   --------   -----------  -----------
Contribution receivable:
  Participants                       1,153        8,287       6,722                      128           78
  Employer                           1,592        3,473       2,622                  336,573      336,561
                                  --------  -----------   ---------   --------   -----------  -----------
     Total contribution receivable   2,745       11,760       9,344                  336,701      336,639
                                  --------  -----------   ---------   --------   -----------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                    $105,593  $ 1,623,240   $ 975,123   $ 72,755   $ 2,367,756  $ 2,310,981
                                  ========  ===========   =========   ========   ===========  ===========


RESTUBBED TABLE

-------------------------------------------------------------------------------------------------

                                                Supplemental Information by Fund
                               ------------------------------------------------------------------

                                                                            Compass
                                     Fidelity                    Compass    Capital
                                      Advisor         PNC        Capital   Small Cap
                                      Growth       Aggressive  Intermediate  Value
                                   Opportunities    Profile     Term Bond    Equity
                                       Fund          Fund       Portfolio  Portfolio      Total

Investments, at current value:
  Mutual funds                       $ 1,357,732     $ 10,283   $ 535,487   $ 48,186   $ 6,922,864
  Common stock                                                                             102,848
  Participant loans                                                                         72,755
  Common/collective funds                                                                1,611,480
                                     -----------     --------   ---------   --------   -----------
     Total investments                 1,357,732       10,283     535,487     48,186     8,709,947
                                     -----------     --------   ---------   --------   -----------
Contribution receivable:
  Participants                             6,607          240       3,680      1,044        27,939
  Employer                                 2,894           86       1,164        565       685,530
                                     -----------     --------   ---------   --------   -----------
     Total contribution receivable         9,501          326       4,844      1,609       713,469
                                     -----------     --------   ---------   --------   -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $ 1,367,233     $ 10,609   $ 540,331   $ 49,795   $ 9,423,416
                                     ===========     ========   =========   ========   ===========



See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------


                                                           Supplemental Information by Fund
                                          ----------------------------------------------------------
                                                      Compass                 Compass     Compass
                                                      Capital       PNC       Capital     Capital
                                            Owosso     Money    Investment    Managed      Value
                                            Stock      Market    Contract     Income      Equity
                                             Fund    Portfolio     Fund      Portfolio   Portfolio

Investments, at current value:
  Mutual funds                                        $ 435,497               $ 437,530   $ 543,719
  Common stock                              $ 40,965
  Participant loans
  Common/collective funds                                         $ 918,398
                                            --------  ---------   ---------   ---------   ---------
                  Total investments           40,965    435,497     918,398     437,530     543,719
                                            --------  ---------   ---------   ---------   ---------
Contribution receivable:
  Participants                                   290        391       4,065         989       1,884
  Employer                                       118    512,434       1,392         281         588
                                            --------  ---------   ---------   ---------   ---------
           Total contribution receivable         408    512,825       5,457       1,270       2,472
                                            --------  ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE FOR BENEFITS           $ 41,373  $ 948,322   $ 923,855   $ 438,800   $ 546,191
                                            ========  =========   =========   =========   =========



RESTUBBED TABLE

----------------------------------------------------------------------------------------------------------


                                                       Supplemental Information by Fund
                                          ----------------------------------------------------------------
                                                                                   Fidelity
                                                           PNC          PNC        Advisor
                                           Participant  Balanced      Moderate      Growth
                                              Loan       Profile      Profile    Opportunities
                                              Fund        Fund          Fund         Fund         Total

Investments, at current value:
  Mutual funds                                          $ 1,716,468  $ 1,683,940    $ 796,137   $ 5,613,291
  Common stock                                                                                       40,965
  Participant loans                          $ 20,223                                                20,223
  Common/collective funds                                                                           918,398
                                             --------   -----------  -----------    ---------   -----------
                  Total investments            20,223     1,716,468    1,683,940      796,137     6,592,877
                                                                                    ---------   -----------
Contribution receivable:
  Participants                                                                          2,940        10,559
  Employer                                                                                907       515,720
                                                                                    ---------   -----------
           Total contribution receivable                                                3,847       526,279
                                             --------   -----------  -----------    ---------   -----------
NET ASSETS AVAILABLE FOR BENEFITS            $ 20,223   $ 1,716,468  $ 1,683,940    $ 799,984   $ 7,119,156
                                             ========   ===========  ===========    =========   ===========



See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------
                                                              Supplemental Information by Fund
                                         ------------------------------------------------------------------------
                                                                                           Compass
                                                       Compass                  Compass    Capital
                                                       Capital       PNC        Capital   Large Cap
                                           Owosso       Money     Investment    Managed     Value    Participant
                                            Stock      Market      Contract     Income      Equity      Loan
                                            Fund      Portfolio      Fund      Portfolio  Portfolio     Fund

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               $ 41,373   $ 948,322    $ 923,855   $ 438,800  $ 546,191   $ 20,223
                                           ---------   --------    -----------  --------    ---------  --------
ADDITIONS:
  Contributions:
    Rollovers                                    961                   13,789                 12,071
    Employees                                 39,165      19,477      363,451      60,027    203,357
    Employer                                  16,137       8,116      124,579      18,420     63,369
  Interest and dividend income                 3,287       2,181          615      18,021    137,000
  Net appreciation (depreciation)
    in fair value of investments               9,377      14,652       80,061       4,884     60,092
                                           ---------   --------    -----------  --------    ---------
           Total additions                    68,927      44,426      582,495     101,352    475,889
                                           ---------   --------    -----------  --------    ---------
DEDUCTIONS:
  Distribution of benefits to participants    (3,350)    (10,145)    (184,714)     (5,514)  (103,106)      (626)
  Other                                                                (1,857)
                                           ---------   --------    -----------  --------    ---------  --------
           Total deductions                   (3,350)    (10,145)    (186,571)     (5,514)  (103,106)      (626)
                                           ---------   --------    -----------  --------    ---------  --------
FUND TRANSFERS, NET                           (1,357)   (982,603)     303,461    (534,638)    56,149     53,158
                                           ---------   --------    -----------  --------    ---------  --------
INCREASE (DECREASE)                           64,220    (948,322)     699,385    (438,800)   428,932     52,532
                                           ---------   --------    -----------  --------    ---------  --------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                    $ 105,593   $       -   $ 1,623,240  $       -   $ 975,123  $ 72,755
                                           =========   ========    ===========  ========    =========  ========


RESTUBBED TABLE

---------------------------------------------------------------------------------------------------------------------------------
                                                                  Supplemental Information by Fund
                                         ----------------------------------------------------------------------------------------

                                                                      Fidelity                  Compass       Compass
                                              PNC          PNC        Advisor        PNC        Capital       Capital
                                            Balanced     Moderate      Growth     Aggressive  Intermediate   Small Cap
                                            Profile      Profile    Opportunities  Profile     Term Bond    Value Equity
                                              Fund         Fund         Fund         Fund      Portfolio     Portfolio      Total

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR              $ 1,716,468  $ 1,683,940    $ 799,984                                       $ 7,119,156
                                           -----------  -----------  -----------                                       -----------
ADDITIONS:
  Contributions:
    Rollovers                                                             11,637                 $ 1,443                    39,901
    Employees                                    1,532          956      251,796      $ 1,928     61,135      $ 5,879    1,008,703
    Employer                                   337,240      337,138       80,603          689     19,602        1,717    1,007,610
  Interest and dividend income                       6                    86,402            6     14,593        4,048      266,159
  Net appreciation (depreciation)
    in fair value of investments               306,633      282,622      185,788           44        830       (3,577)     941,406
                                           -----------  -----------  -----------     --------  ---------     --------  -----------
           Total additions                     645,411      620,716      616,226        2,667     97,603        8,067    3,263,779
                                           -----------  -----------  -----------     --------  ---------     --------  -----------
DEDUCTIONS:
  Distribution of benefits to participants    (271,155)    (263,755)     (97,405)                (17,402)        (490)    (957,662)
  Other                                                                                                                     (1,857)
                                           -----------  -----------  -----------               ---------     --------  -----------
           Total deductions                   (271,155)    (263,755)     (97,405)                (17,402)        (490)    (959,519)
                                           -----------  -----------  -----------               ---------     --------  -----------
FUND TRANSFERS, NET                            277,032      270,080       48,428        7,942    460,130       42,218
                                           -----------  -----------  -----------     --------  ---------     --------  -----------
INCREASE (DECREASE)                            651,288      627,041      567,249       10,609    540,331       49,795    2,304,260
                                           -----------  -----------  -----------     --------  ---------     --------  -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                    $ 2,367,756  $ 2,310,981  $ 1,367,233     $ 10,609  $ 540,331     $ 49,795  $ 9,423,416
                                           ===========  ===========  ===========     ========  =========     ========  ===========


See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------


                                                         Supplemental Information by Fund
                                         -----------------------------------------------------------
                                                      Compass                 Compass     Compass
                                                      Capital        PNC      Capital     Capital
                                           Owosso      Money     Investment   Managed      Value
                                           Stock       Market     Contract     Income     Equity
                                            Fund     Portfolio      Fund     Portfolio   Portfolio

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               $     -  $ 1,054,792   $ 340,869  $ 118,925   $ 132,997
                                           --------    ---------   ---------  ---------   ---------
ADDITIONS:
  Contributions:
    Rollovers                                14,375       43,945     215,356    148,194     167,401
    Employees                                22,683       18,897     368,423     95,248     114,083
    Employer                                  8,766      133,388     125,929     25,538      35,460
  Interest and dividend income                1,140                      781     16,494      75,644
  Net appreciation (depreciation) in
    fair value of investments                (9,203)      26,883      40,616     (7,054)     (8,960)
                                           --------    ---------   ---------  ---------   ---------
           Total additions                   37,761      223,113     751,105    278,420     383,628
                                           --------    ---------   ---------  ---------   ---------
DEDUCTIONS:
  Distribution of benefits to participants   (1,148)    (147,496)   (134,736)   (30,706)    (58,996)
  Other                                                               (3,434)
                                           --------    ---------   ---------  ---------   ---------
           Total deductions                  (1,148)    (147,496)   (138,170)   (30,706)    (58,996)
                                           --------    ---------   ---------  ---------   ---------
FUND TRANSFERS, NET                           4,760     (182,087)    (29,949)    72,161      88,562
                                           --------    ---------   ---------  ---------   ---------
INCREASE (DECREASE)                          41,373     (106,470)    582,986    319,875     413,194
                                           --------    ---------   ---------  ---------   ---------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                    $ 41,373    $ 948,322   $ 923,855  $ 438,800   $ 546,191
                                           ========    =========   =========  =========   =========

RESTUBBED TABLE

---------------------------------------------------------------------------------------------------------


                                                         Supplemental Information by Fund
                                           -------------------------------------------------------------
                                                                                 Fidelity
                                                          PNC          PNC        Advisor
                                           Participant Balanced      Moderate     Growth
                                             Loan       Profile      Profile    Opportunities
                                             Fund        Fund          Fund        Fund        Total

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               $ 26,783   $ 1,539,623  $ 1,538,782   $ 371,318  $ 5,124,089
                                            --------   -----------  -----------   ---------  -----------
ADDITIONS:
  Contributions:
    Rollovers                                                                       191,096      780,367
    Employees                                                                       194,145      813,479
    Employer                                               200,513      200,510      59,984      790,088
  Interest and dividend income                                                       39,214      133,273
  Net appreciation (depreciation) in
    fair value of investments                              222,797      188,042      52,565      505,686
                                                       -----------  -----------   ---------  -----------
           Total additions                                 423,310      388,552     537,004    3,022,893
                                                       -----------  -----------   ---------  -----------
DEDUCTIONS:
  Distribution of benefits to participants                (246,701)    (243,707)   (160,902)  (1,024,392)
  Other                                                                                           (3,434)
                                                       -----------  -----------   ---------  -----------
           Total deductions                               (246,701)    (243,707)   (160,902)  (1,027,826)
                                                       -----------  -----------   ---------  -----------
FUND TRANSFERS, NET                           (6,560)          236          313      52,564
                                            --------   -----------  -----------   ---------
INCREASE (DECREASE)                           (6,560)      176,845      145,158     428,666    1,995,067
                                            --------   -----------  -----------   ---------  -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                     $ 20,223   $ 1,716,468  $ 1,683,940   $ 799,984  $ 7,119,156
                                            ========   ===========  ===========   =========  ===========


See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Owosso Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's Provisions.

      a. General - The Plan was established by Sooner Trailer Manufacturing Co. effective May 1, 1995 for the benefit of its eligible employees. Effective July 1, 1995, Owosso Corporation (the "Company") assumed sponsorship of the Plan. Also effective July 1, 1995, the Owosso Corporation Money Purchase Pension Plan, the Landover Company Money Purchase Pension Plan, and the DewEze Profit Sharing Plan (collectively, the "Merged Plans") were merged with and into the Plan.

           In 1996, the Great Bend 401(k) Savings Plan and the Stature Electric Pension Plan were merged into the Plan. The assets transferred totalled $227,607 and $241,490, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      b. Participation - Participants in the Merged Plans were eligible for participation in the Plan immediately following the merger. All other employees are eligible to participate after completion of at least 1,000 hours of service in one eligibility computation period.

      c. Contributions - All eligible employees may direct the Company to contribute from 1% to 15% of their compensation to the Plan on their behalf as a basic contribution, subject to an annual dollar limit that is indexed annually for inflation. For 1997 and 1996, each employee's pre-tax contributions were limited to $9,500. The Company will make matching contributions equal to a percentage determined at the discretion of the Board of Directors at the beginning of each plan year. For the years ended December 31, 1997 and 1996, this matching percentage was set at 50% of the employee's contribution, up to 4% of compensation. Additionally, the Company will make supplemental contributions equal to 3% of the compensation of eligible participants for such plan year, which contribution shall be reduced by amounts forfeited from the accounts of participants.

      d. Participant Accounts - Each employee directs that his/her contribution plus the Company's matching contributions be invested and reinvested in one or more of the investment funds offered by the Trustee and/or in the Company's common stock (effective Plan year 1996). The 3% supplemental contributions are directed into investment options by the Company on behalf of the Plan participants. All income, expenses, gains or losses attributable to assets held in each investment fund are reflected therein exclusively. During 1997 three new funds were added as investment options and two funds were removed. The following funds were available during 1997:

           Owosso Stock Fund - Invests in common stock of Owosso Corporation.

           Compass Capital Money Market Portfolio (Closed) - Invests in a broad range of short-term, high quality, U.S. Dollar-denominated instruments such as government, bank, commercial and other investments.

           PNC Investment Contract Fund - Invests in contracts issued by insurance companies and banks with the goal of generating interest income returns above the rates earned by money market funds while generally maintaining a stable principal value.

           Compass Capital Managed Income Portfolio (Closed) - Invests in a portfolio of bonds including agency obligations and corporate bonds.

           Compass Capital Large Cap Value Equity Portfolio - Invests in stocks whose prices are considered low relative to the stocks' earnings potential.

           PNC Balanced Profile Fund - Invests in a diversified portfolio of equity securities and fixed income portfolios with reasonable value and above average potential for dividend and earnings growth.

           PNC Moderate Profile Fund - Invests in mutual fund portfolios and diversified equity portfolios with reasonable value and above average potential for dividend and earnings growth.

           Fidelity Advisor Growth Opportunities Fund - Invests in traditional growth stocks, with the goal of long-term capital growth.

           PNC Aggressive Profile Fund (New)- Invests in mutual fund portfolios of the Compass Capital Funds.

           Compass Capital Intermediate Term Bond Portfolio (New) - Invests in investment grade fixed income securities within an intermediate, 5 to 10 year, maturity range.

           Compass Capital Small Cap Value Equity Portfolio (New) - Invests in small cap stocks with prices relative to earnings and book value that are below average and have a market capitalization below $1 billion.

      e. Vesting - The Plan provides that a participant shall have a fully vested interest in his/her Elective Deferral Contribution Account, Voluntary Contribution Account, Qualified Matching Contribution Account, Qualified Supplemental Contribution Account and Rollover Account. The Company's contributions are vested under a schedule dependent upon the employee's years of vesting service. A participant earns one year of vesting service for each plan year in which such participant completes 1,000 hours of service, as defined by the Plan.


                                                                     Vesting
           Years of Service                                        Percentage

           Less than one year                                           0 %
           One but less than two                                       10
           Two but less than three                                     20
           Three but less than four                                    30
           Four but less than five                                     40
           Five but less than six                                      60
           Six but less than seven                                     80
           Seven or more                                              100

           The Company's contributions become fully vested if the participant's employment terminates due to death, disability or retirement.

      f. Benefits - Benefits are determined by the vested balance of the employee's account, which is based on the amount of the employee's contributions, the amount of the Company's contributions, the length of participation in the Plan, and the interest, dividends and/or gains/losses on investments.

      g. Loans - In 1997, the Plan was amended to allow participants to borrow from their fund accounts for a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Prior to the amendment, loan balances resulted from the rollover of accounts from the Merged Plans. Loan transactions are treated as a transfer between the investment fund and the loan fund. Terms of repayment shall not exceed 60 months (5 years). The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, adjusted from time to time by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Loans outstanding at December 31, 1997 and 1996 totaled $ 72,755 and $20,223, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value which is measured by actual market quotes. Net appreciation or depreciation in the fair value of investments includes changes in unrealized gains and losses and realized gains and losses determined on the specific identification basis. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

      Valuation of Loans to Participants - The loans to participants are valued at cost plus accrued interest which approximates fair value.

      Administration of the Plan - Plan administration is the responsibility of the Pension Committee of the Company. Expenses of the Plan are paid by the Company as provided by the Plan document.

3.    INVESTMENTS

      The following table presents investments. Investments that exceed 5 percent or more of the Plan's net assets are separately identified:


Description of Asset                                                                   1997              1996

Mutual Funds:
  Compass Capital Money Market Portfolio*                                                             $  435,497
  Compass Capital Managed Income Portfolio*                                                              437,530
  Compass Capital Large Cap Value Equity Portfolio*                                   $ 965,779          543,719
  PNC Agressive Growth Fund                                                              10,283
  PNC Balanced Profile Fund*                                                          2,031,055        1,716,468
  Compass Capital Intermediate Term Bond Portfolio*                                     535,487
  Compass Capital Small Cap Value Equity Portfolio                                       48,186
  PNC Moderate Profile Fund*                                                          1,974,342        1,683,940
  Fidelity Advisor Growth Opportunities Fund*                                         1,357,732          796,137
                                                                                    -----------       ----------
  Total Mutual Funds                                                                  6,922,864        5,613,291

Other:
  PNC Investment Contract Fund*                                                       1,611,480          918,398
  Participant loans                                                                      72,755           20,223
  Owosso Stock Fund                                                                     102,848           40,965
                                                                                    -----------       ----------
Total Investments                                                                   $ 8,709,947       $6,592,877
                                                                                    ===========       ==========

*Represent investments exceeding 5% of net assets

4.    NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      During 1997 and 1996, the Plan's Investments (including investments bought, sold, as well as held during the year) appreciated in value by $941,406 and $505,686, respectively, as follows:


                                                                                      Year Ended December 31,
                                                                             --------------------------------------
                                                                                     1997               1996

        Mutual Funds:
          Compass Capital Money Market Portfolio                                   $ 14,652            $ 26,883
          Compass Capital Managed Income Portfolio                                    4,884              (7,054)
          Compass Capital Large Cap Value Equity Portfolio                           60,092              (8,960)
          PNC Aggressive Growth Fund                                                     44
          PNC Balanced Profile Fund                                                 306,633             222,797
          Compass Intermediate Term Bond Portfolio                                      830
          Compass Capital Small Cap Value Equity Portfolio                           (3,577)
          PNC Moderate Profile Fund                                                 282,622             188,042
          Fidelity Advisor Growth Opportunities Fund                                185,788              52,565
                                                                                  ---------           ---------
                                                                                    851,968             474,273
                                                                                  ---------           ---------
        Other:
          PNC Investment Contract Fund                                               80,061              40,616
          Owosso Stock Fund                                                           9,377              (9,203)
                                                                                  ---------           ---------
                                                                                     89,438              31,413
                                                                                  ---------           ---------
        Total Investments                                                         $ 941,406           $ 505,686
                                                                                  =========           =========




5.    PLAN TERMINATION

      In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will be distributed in full amount to their credit and not be subject to forfeiture in whole or in part.

6.    TAX STATUS

      The Internal Revenue service (IRS) determined and informed the Plan sponsor by a letter dated October 24, 1996 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    CHANGES IN THE PLAN

      During 1997, the Board of Directors of the Owosso Corp. approved two amendments to the plan. The following are brief descriptions of such amendments. Participants should refer to the actual amendments for a more complete description of the amendment provisions.

            Amendment 1997-1, effective January 1, 1997, included a series of changes to the Plan, providing for the merger of the Great Bend Pension Plan with the Owosso Corporations 401(k) Plan.

            Amendment 1997-2, effective July 1, 1997, provided for borrowing by participants and former participants of the Plan. See Note 1.g. for further discussion of details of this amendment.

8.    DUE TO FORMER PARTICIPANTS

      Benefits payable to individuals who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1997 and 1996 were $4,264 and $0, respectively.

9.    SUBSEQUENT EVENT

      In April 1998, the Company disposed of a subsidiary, Great Bend Manufacturing Company, Inc. Account balances for participants of this subsidiary totalled $408,474 at December 31, 1997. Participants of the Plan who were employed by this subsidiary as of April 24, 1998 were granted 100% vesting in the employer matching and supplemental contributions. Additionally, the Company made a 3% contribution to each participant account on eligible wages, for the year to date, at the time of the disposal.

                                    ******

OWOSSO CORPORATION 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

--------------------------------------------------------------------------------------------------------------------------


Identity                                                                   Number                                Current
of Issue        Description of Investment                                 of Shares            Cost               Value

                Mutual Funds:
PNC*              Compass Capital Large Cap Value
                     Equity Portfolio                                      61988.386          929,221             965,779
PNC*              Compass Capital Small
                    Cap Value Equity Portfolio                              2647.566           51,705              48,186
PNC*              PNC Balanced Profile Fund                               124330.006        1,568,741           2,031,055
PNC*              PNC Moderate Profile Fund                               136717.797        1,560,379           1,974,342
PNC*              PNC Aggressive Profile Fund                                558.469           10,238              10,283
PNC*              Compass Capital Intermediate
                     Term Bond Portfolio                                   56605.395          535,096             535,487
Fidelity          Fidelity Advisor Growth
                     Opportunities Fund                                    31984.268        1,142,697           1,357,732
                                                                                           ----------          ----------

                                                                                            5,798,077           6,922,864
                                                                                           ----------          ----------

Owosso
Corporation*      Owosso Corporation Stock                                 15468.411          101,342             102,848
                                                                                           ----------          ----------

                Other:
PNC*              PNC Investment Contract
                    Fund                                                  860373.75         1,507,618           1,611,480
PNC*              Participant Loans (rates ranging
                  from 9.5% to 14.8%                                       72755.47            72,755              72,755
                                                                                           ----------          ----------

                TOTAL INVESTMENTS                                                          $7,479,792         $ 8,709,947
                                                                                           ==========         ===========

                *  Party-in-interest to the Plan

OWOSSO CORPORATION 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------


Single transactions
                                                                                                       Net
Identity                                                       Number of            Purchase          Sales          Realized
of Party     Description of Assets                           Transactions            Price            Price         Gain(Loss)

PNC*         Compass Capital Money Market Fund                     1               $ 492,865
PNC*         PNC Investment Contract Fund                          1                 379,037
PNC*         Compass Capital Managed Income Fund                   1                 492,541     $ 492,865             $ 324
PNC*         Compass Capital Money Market                          1                 349,170       379,036            29,866


Series of Transactions
                                                                                                       Net
Identity                                                       Number of            Purchase          Sales          Realized
of Party     Description of Assets                           Transactions            Price            Price         Gain(Loss)

PNC*         Compass Capital Money Market Fund                    26               $ 442,085           478,919        36,834
PNC*         PNC Investment Contract Fund                        105                 944,198
PNC*         PNC Investment Contract Fund                         95                 312,541           331,168        18,627
PNC*         Compass Capital Managed Income Fund                  31                 541,440           541,269          (171)
PNC*         Compass Capital Large Capital
               Value Equity Fund                                  82                 416,173
Fidelity     Fidelity Advisor Growth
               Opportunities Fund                                 83                 503,767
PNC*         PNC Balance Profile Fund                             72                 297,838           354,453        56,615
PNC*         PNC Balance Profile Fund                             56                 362,407
PNC*         PNC Moderate Profile Fund                            72                 297,083           345,669        48,586
PNC*         PNC Moderate Profile Fund                            55                 353,448
PNC*         Compass Capital Intermediate
               Term Bond Portfolio                                37                 590,144

             *Party-in-interest to the Plan

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   OWOSSO CORPORATION 401(k) SAVINGS PLAN

                                   By: OWOSSO CORPORATION, Plan Administrator
                                   By: /s/ George B. Lemmon, Jr.
                                       ---------------------------------------
                                       President, Chief Executive Officer and
                                       Director


Date: June 26, 1998

                              Index to Exhibits

Exhibit No.              Description
-----------              -----------
   23                    Consent of Deloitte & Touche LLP